UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-49801

CUSIP NUMBER

(Check one):	☒Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MediaNet Group Technologies, Inc.

Full Name of Registrant

 Former Name if Applicable

5200 Town Center Circle, Suite 601

Address of Principal Executive Office (Street and Number)

Boca Raton, FL 33486

 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Annual Report on Form 10-K for the year ended September 30, 2011 (“Form 10-K”) within the prescribed time period without unreasonable effort and expense because on December 2, 2011, during the Registrant’s year-end close procedures conducted during the audit of its September 30, 2011 financial statements, the Registrant’s management concluded, after discussions with Cherry Bekaert & Holland, L.L.P., the Registrant’s independent registered public accounting firm, that a misstatement occurred in the preparation of the Annual Report on Form 10-K for the year ended September 30, 2010. On December 2, 2011, the audit committee of the Registrant’s board of directors discussed the matter with Cherry Bekaert & Holland, L.L.P., and reached the conclusion that, as a result of such misstatement, the Registrant’s previous financial statements for the year ended September 30, 2010 must be restated.  At this time, the Registrant is in the process of finalizing such changes.  The Registrant believes that it will file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark Mroczkowski	(561)	417-1500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously stated on Form 8-K filed on December 2, 2011, the Registrant anticipates restating its financial statements for each of the quarters for the year ended September 30, 2011 and for the fiscal year ended September 30, 2010. As a result of such anticipated restatements, among other potential changes, the Registrant anticipates significant change in results of operations from the corresponding period for the last fiscal year.

MEDIANET GROUP TECHNOLOGIES, INC.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Medianet Group Technologies, Inc.

Date: December 28, 2011	By:	/s/ Mark Mroczkowski
Mark Mroczkowski Chief Financial Officer